October 26, 2009

By EDGAR Submission

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                            OneBeacon Insurance Group, Ltd. (the “Company”)

Form 10-K for the Year Ended December 31, 2008

Filed on February 27, 2009

Schedule 14A

Filed on April 20, 2009

File No. 1-33128

Dear Mr. Riedler:

I refer to your letter dated October 9, 2009 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Schedule 14A

Compensation Discussion and Analysis, page 11

1.              We note your response to comment 4 of our comment letter dated July 10, 2009. Please note that, to the extent business unit, individual performance and/or any other factors were considered in awarding bonuses under your Management Incentive Plan, we deem such factors as material to providing investors with insight into your compensation procedures and practices.  Please confirm that you will include in your next annual report or proxy filing, a comprehensive discussion of all criteria used by the Compensation Committee in awarding bonuses.  This discussion should not only describe the criteria considered, as you have provided in your proposed disclosure, but should also address how the criteria were measured, and, to the extent practicable, quantified.  For example:

•                  You state that the Committee considered “other top level Company financial metrics as well as other factors including net written premium growth, capital structure, transactions and catastrophe management.”  Your future disclosure should describe the specific financial metrics considered, whether these metrics were evaluated against a pre-determined target, historical measures or peer groups and how these metrics influence the bonus determinations;

•                  How did capital structure, transactions and catastrophe exposure/management influence the bonus determinations; and

•                  Discuss the relative performance of each business unit and how it affected bonuses.

Response to Comment 1:

As we have previously disclosed, our Management Incentive Plan (“MIP”) is a subjective, discretionary plan that may include qualitative and quantitative Company goals.  At this time, it is premature to speculate as to which factors, in addition to the Company’s 2009 combined ratio, the Compensation Committee will consider that will be material to its determination of performance under the MIP as well as individual executive officer awards.  We note in this regard that Item 402(b) of Regulation S-K (“Item 402(b)”) and Compliance and Disclosure Interpretation 118.04 (“CDI”) provide that a company should analyze whether it is required to disclose performance targets based upon threshold materiality in the context of the company’s executive compensation policies or decisions.  The CDI further states that if the performance targets are not material in this context, the company is not required to disclose the performance targets.  A materiality determination is a facts and circumstances evaluation which a company must evaluate in good faith.

Accordingly, we confirm that we will include in our next annual report or proxy filing, a comprehensive discussion of all criteria used by the Compensation Committee in awarding bonuses to the extent that the Company has determined in good faith that such criteria is material in the context of the Company’s executive compensation policies or decisions.  With respect to all criteria that the Company in good faith determines to be material, our proxy disclosure will describe the criteria considered as well as how the criteria were measured and, to the extent practicable, quantified.

Schedule 14A

Transactions with Related Persons, Promoters and Certain Control Persons, page 35

2.                                       Please file your agreement with Small Army, Inc. as an exhibit to your next quarterly report on Form 10-Q and incorporate by reference such filing into your next Annual Report on Form 10-K. Please note that we will not be in a position to clear your 2008 Form 10-K until the agreement with Small Army, Inc. is filed.

Response to Comment 2:

We confirm that we will file the agreement with Small Army, Inc. as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  We intend to file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 on October 30, 2009.

Please do not hesitate to call me at (781) 332-7178 should you have any questions on our response to comment 1.

Sincerely,

/s/ Jane E. Freedman

Jane E. Freedman
Secretary and Associate General Counsel

cc: Paul H. McDonough, Chief Financial Officer, OneBeacon Insurance Group, Ltd.

Nandini Acharya, Staff Attorney, Securities and Exchange Commission

Suzanne Hayes, Legal Branch Chief, Securities and Exchange Commission